UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF JANUARY 2011
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Incorporation By Reference

This Report on Form 6-K shall be incorporated by reference in (i) the Registration Statement (Registration No. 333-161983) of A-Power Energy Generation Systems, Ltd. (the “Company”) on Form F-3 and in the prospectus filed as part of such registration statement, (ii) the Registration Statement (Registration No. 333-161243) of the Company on Form F-3 and in the prospectus filed as part of such registration statement, and (iii) the Registration Statement of the Company on Form S-8 (Registration Number 333-167745), and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC by the Company.

TABLE OF CONTENTS

Page
Signature	4
Exhibit Index	5

EX-99.1 Press Release dated January 19, 2011 regarding the Certificate of State High-tech Enterprise for Shenyang Ruixiang Wind Energy Equipment Co., Ltd.
EX-99.2 Press Release dated January 19, 2011 regarding receipt of a government subsidy for the January 2010 acquisition of Evatech

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ Kin Kwong (Peter) Mak
Name:	Kin Kwong (Peter) Mak
Title:	Chief Financial Officer

Date: January 24, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 19, 2011 regarding the Certificate of State High-tech Enterprise for Shenyang Ruixiang Wind Energy Equipment Co., Ltd.
99.2	Press Release dated January 19, 2011 regarding receipt of a government subsidy for the January 2010 acquisition of Evatech